

Mail Stop 3561

April 2, 2009

David W. Scheible
President and Chief Executive Officer
814 Livingston Court
Marietta, Georgia 30067

>   **Re: Graphic Packaging Holding Company**
>   **Schedule 14A Proxy Statement**
>   **Filed March 19, 2009**
>   **File No. 001-33988**

Dear Mr. Scheible:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please respond within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis

1.   Please revise the Compensation Discussion and Analysis to clarify the material information about compensation objectives and policies for named executive officers, including how and why the compensation committee arrived at the specific executive compensation decisions and policies. For example, although you identify seven compensation components and provide information regarding the methodology used for setting the amounts of individual types of compensation, it is not clear how each compensation component and your decisions regarding these elements fit into the company's overall compensation objectives and their impact regarding other elements. Similarly, it is unclear if and how the committee's decisions regarding these elements were affected by the vesting in March 2008 of all RSUs outstanding under the 2004 Plan as a result of the change of control that occurred upon the consummation of the Altivity

Transaction, as disclosed in footnote 1 on page 21. See Item 402(b)(1)(vi). Please revise as appropriate.

2.   The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please expand your disclosure to explain the differences in the types and amounts of compensation awarded to the named executive officers. For example, we note the different trends in Mr. Simko's salary and non-equity incentive plan compensation as compared to those of the other named executive officers. We refer you to Section II.B.1. of Commission Release No. 33-8732A. To the extent policies or decisions are materially similar, you may discuss the compensation of these individuals on a group basis.

3.   We note the statement on page 13 that the compensation committee engaged Hewitt Associates. Please revise to clarify the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

4.   Please revise to disclose the "certain performance metrics" identified in the third paragraph on page 20.

Certain Relationships and Related Transactions, page 25

5.   We note the statement on page 32 that you and GPC, Molson Coors Brewing Company and CoorsTek "have certain business relationships and have engaged in certain transactions with one another, as described below." The disclosure in the subsequent paragraphs refers to a supply agreement with Coors Brewing Company, under which you received approximately $87 million in 2008, and a Golden Properties partnership, which "owns, develops, operates and sells certain real estate" and appears to have distributed approximately $4.3 million to you in 2008. Please revise to describe the material terms of the supply agreement and real estate operations. Similarly, please revise to describe the Supply Agreement with Fiskeby International Holding AB, and explain the basis on which it is "affiliated with Jeffrey H. Coors."

6.   Also, please disclose any recent transactions with CoorsTek. We note the last full paragraph on page 32 refers to a 1999 transaction, but it is unclear if there are other or continuing relationships with CoorsTek.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Dana Brown at (202) 551-3859 or Jim Lopez at (202) 551-3536 if you have questions regarding these comments.

Sincerely,

John Reynolds
Assistant Director

cc: Laura Lynn Smith
        Fax: (770) 644-3232